NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	July 9, 2024

Canada: TSX: KLS

KELSO TECHNOLOGIES INC. ANNOUNCES RETIREMENT OF DIRECTOR AND CEO AND APPOINTMENT OF INTERIM CEO

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), announced today that Mr. James R. Bond, the Chief Executive Officer and President of Kelso, has informed the Company that he has decided to retire from his roles with the Company and its subsidiaries, effective as of the close of business on July 9, 2024. In addition, further to the Company's news release dated June 7, 2024, Mr. Bond also elected to retire from his position as a director of the Company. Mr. Frank Busch, a director of the Company, has been appointed as interim Chief Executive Officer, effective as of the close of business on July 9, 2024. The Board of the Directors wish to thank Mr. Bond for his years of service to the Company.

Mr. Busch has been a director of the Company since February 11, 2020 and is Chair of the Audit and Finance Committee. Busch is a member of the Nisichawayasihk Cree Nation, and holds an undergraduate degree from the University of Manitoba, 5 certificates from the Canadian Securities Institute, and a Post-Graduate Certificate in Finance from Harvard University. He has worked with various organizations, companies, and boards throughout his 20-year career, mainly in finance and leadership positions.

"I look forward to this new challenge, and to meeting all Kelso employees and stakeholders.  My immediate priority is to manage a smooth transition without disrupting existing operations" stated Busch.

Mr. Busch will be reaching out to stakeholders over the next few weeks and will review the company's market outlook and strategic planning.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, engineering, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been earned as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

Frank Busch, Interim Chief Executive Officer

For further information, please contact:

Frank Busch, Interim Chief Executive Officer	Richard Lee, Chief Financial Officer	Corporate Address:
Email: busch@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A8J1 www.kelsotech.com